

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2025

Phillip Goldstein
Nominee
Bulldog Investors, LLP
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

> **Re: Tejon Ranch Co.**
> **DEFC14A filed April 8, 2025 by Special Opportunities Fund, Inc.**
> **File No. 001-07183**

Dear Phillip Goldstein:

We have reviewed your filing and have the following comment(s).

Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our letter, we may have additional comments.

General

1. Refer to the following disclosure under the section titled "How Proxies Will be Voted:" "[i]f you vote 'FOR' two or more nominees and you (1) *do not give us discretionary authority*, and (2) do not specifically instruct otherwise, we will allocate your votes equally among those nominees" (emphasis added). Such disclosure implies that you will not have discretionary authority to allocate cumulated votes for your nominees by default and will only have such authority if it is expressly granted to you by shareholders. In any future communications, please clarify that, absent instructions from shareholders to the contrary, you may exercise discretionary authority to allocate cumulated votes marked "FOR" your nominees.

2. Refer to the disclosure referenced in comment 1. Contrary to this disclosure, it is our understanding that the inspector of elections will count votes for company nominees on your card in the following manner, absent instructions to the contrary: If a shareholder marks "FOR" one or more Bulldog nominee and also marks "FOR" one or more company nominee (but collectively no more than ten nominees), one tenth of the shareholder's votes on Proposal 1 will be voted "FOR" each such company nominee and you may cumulate any remaining votes on Proposal 1 among such Bulldog nominees at your discretion; and if a shareholder marks "FOR" one or more

company nominee and does not mark "FOR" any Bulldog nominee, one tenth of the shareholder's votes on Proposal 1 will be voted "FOR" each such company nominee and any remaining shares will not be voted. In any future communications, please clarify that votes for company nominees on your card will be counted in this manner, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions